EXHIBIT 99.1

GameSquare Esports Special Meeting Reminder

February 28, 2023, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), reminds its shareholders (“Shareholders”) of its special meeting of Shareholders (the “Meeting”) to be held virtually on March 8, 2023. The Meeting has been called for Shareholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the previously announced arrangement (the “Arrangement”) involving the Company and Engine Gaming and Media, Inc. (“Engine”), pursuant to which Engine has agreed to acquire all of the issued and outstanding common shares of the Company (the “Common Shares”) in exchange for 0.08262 of an Engine common share.

Details of the Meeting

The Meeting will be held as a virtual-only meeting conducted via live audio webcast on Wednesday, March 8, 2023 at 10:00 a.m. (Toronto time) at https://virtual-meetings.tsxtrust.com/1445. Shareholders of record as at the close of business on January 23, 2023 (the “Record Date”) are entitled to vote at the Meeting.

GameSquare’s Notice of Meeting, Management Information Circular and accompanying form of proxy and letter of transmittal (collectively, the “Meeting Materials”) were mailed on February 14, 2023 to Shareholders of record as of the Record Date and are available on the Company’s profile on SEDAR at www.sedar.com.

In order to become effective, the Arrangement will require approval by the Ontario Superior Court of Justice (Commercial List) and must be approved by: (i) at least two-thirds of the votes cast by Shareholders, (ii) a simple majority of the votes cast by holders of Common Shares, excluding for this purpose votes attached to Common Shares held by persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transaction (“MI 61-101”), and (iii) a simple majority of the votes cast by holders of proportionate voting shares (the “PV Shares”), excluding for this purpose votes attached to PV Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101. As disclosed in the Management Information Circular, for purposes of the minority approval requirement of MI 61-101 in respect of the Common Shares all of the 2,898,000 Common Shares beneficially owned or over which control or direction is exercised by Mr. Kevin Wright, representing approximately 0.98% of the votes attaching to all of the issued and outstanding Common Shares, will be excluded in determining whether minority approval is obtained. For purposes of the minority approval requirement of MI 61-101 in respect of the PV Shares, no PV Shares will be excluded in determining whether minority approval is obtained.

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba ZONED), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Media and Investor Relations – GameSquare

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com